                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                AMENDMENT NO. 3
                                      TO
                                 SCHEDULE 13D*
                   Under the Securities Exchange Act of 1934


                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    46025950
                                 (CUSIP Number)

                 (Name)                              Copy to:
                  ----
     Corange International Limited              Neal R. Roach, Jr.
            22 Church Street                     Corporate Counsel
            P.O. Box HM 2026              Boehringer Mannheim Corporation
             Hamilton HM HX                       9115 Hague Road
                Bermuda                    Indianapolis, Indiana  46250
             (809) 295-3812                       (317) 845-2000
 (Name, Address and Telephone Number of
 Person Authorized to Receive Notices
 and Communications)

                               September 25, 1996
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No.:   46025950

-------------------------------------------------------------------------------
1)  Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person:

    Corange International Limited
-------------------------------------------------------------------------------
2)  Check the appropriate box if a member of a Group:

            (a)  [ ]
            (b)  [ ]
-------------------------------------------------------------------------------
3)  SEC Use Only:


-------------------------------------------------------------------------------
4)  Source of Funds:


-------------------------------------------------------------------------------
5) Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

-------------------------------------------------------------------------------
6)  Citizenship or Place of Organization:

                                            Bermuda
-------------------------------------------------------------------------------
Number                7)    Sole Voting Power:    0
of Shares
Beneficially          8)    Shared Voting Power:
Owned
By Each               9)    Sole Dispositive Power:  0
Person
With:                 10)   Shared Dispositive Power
-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                             0

-------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  [ ]

-------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):
                                                              0%

-------------------------------------------------------------------------------
14)  Type of Reporting Person:
                                   CO
-------------------------------------------------------------------------------

                        AMENDMENT NO. 3 TO SCHEDULE 13D

Item 1.  Security and Issuer.

                                     International Remote Imaging Systems, Inc.
                                     Common Stock

     Principal Executive Offices:    9162 Eton Avenue
                                     Chatsworth, CA  91311

Item 2.   Identity and Background.

     Name:                       Corange International Limited

     Place of Incorporation:     Bermuda

     Principal Business:         Manufacture and sale of medical
                                 products

     Principal Office:           22 Church Street
                                 P.O. Box HM 2026
                                 Hamilton HM HX
                                 Bermuda

     (d)                         No

     (e)                         No

     Executive Officers and Directors of Corange International Limited.:


     (a)  Name:                  Michel J. Drew (Executive officer and director)

     (b)  Business Address:      22 Church Street
                                 P.O. Box HM 2026
                                 Hamilton HM HX
                                 Bermuda

     (c)  Principal occupation:  President, International Services Limited

     (d)                         No

     (e)                         No

     (f)  Citizenship:           Great Britain

                        AMENDMENT NO. 3 TO SCHEDULE 13D

     (a)  Name:                  Curt Engelhorn (Director and Executive Officer)

     (b)  Business Address:      22 Church Street
                                 P.O. Box HM 2026
                                 Hamilton HM HX
                                 Bermuda

     (c)  Principal occupation:  Chairman of Corange Limited

     (d)                         No

     (e)                         No

     (f)  Citizenship:           German


     (a)  Name:                  James A. Lent (Executive officer and director)

     (b)  Business Address:      22 Church Street HM11
                                 Hamilton HM HX
                                 Bermuda

     (c)  Principal occupation:  President DePuy Group of Corange

     (d)                         No

     (e)                         No

     (f)  Citizenship:           U.S.A.


     (a)  Name:                  Adolf Luttke (Executive officer and director)

     (b)  Business Address:      22 Church Street
                                 P.O. Box HM 2026
                                 Hamilton HM HX
                                 Bermuda

     (c)  Principal occupation:  Vice President, Corange International Limited

     (d)                         No

     (e)                         No

     (f)  Citizenship:           German

                        AMENDMENT NO. 3 TO SCHEDULE 13D

     (a)  Name:                  Gerald Moeller (Executive Officer and Director)

     (b)  Business Address:      22 Church Street
                                 P.O. Box HM 2026
                                 Hamilton HM HX
                                 Bermuda

     (c)  Principal occupation:  President, Boehringer Mannheim Group of Corange

     (d)                         No

     (e)                         No

     (f)  Citizenship:           German


     (a)  Name:                  William Petrovic (Executive officer)

     (b)  Business Address:      9115 Hague Road
                                 Indianapolis, Indiana  46250

     (c)  Principal occupation:  Treasurer of Corange International Limited

     (d)                         No

     (e)                         No

     (f)  Citizenship:           U.S.A.


     (a)  Name:                  Anthony Williams (Director)

     (b)  Business Address:      22 Church Street
                                 P.O. Box HM 2026
                                 Hamilton HM HX
                                 Bermuda

     (c)  Principal occupation:  Attorney

     (d)                         No

     (e)                         No

     (f)  Citizenship:           U.S.A.

                        AMENDMENT NO. 3 TO SCHEDULE 13D

     Person Ultimately In Control of Corange International Limited:

     Name:                       Corange Limited

     Place of Incorporation:     Bermuda

     Principal Business:         Manufacture and sale of medical
                                 products

     Principal Office:           22 Church Street
                                 P.O. Box HM 2026
                                 Hamilton HM HX
                                 Bermuda

     (d)                         No

     (e)                         No

     Executive Officers and Directors of Corange Limited:

     (a)  Name:                  Curt Engelhorn (Director and Executive Officer)

     (b)  Business Address:      22 Church Street
                                 P.O. Box HM 2026
                                 Hamilton HM HX
                                 Bermuda

     (c)  Principal occupation:  Chairman of Corange Limited

     (d)                         No

     (e)                         No

     (f)  Citizenship:           German

                        AMENDMENT NO. 3 TO SCHEDULE 13D

     (a)  Name:                  James A. Lent (Director and Executive Officer)

     (b)  Business Address:      22 Church Street
                                 P.O. Box HM 2026
                                 Hamilton HM HX
                                 Bermuda

     (c)  Principal occupation:  President DePuy Group of Corange

     (d)                         No

     (e)                         No

     (f)  Citizenship:           USA



     (a)  Name:                  Gerald Moeller (Director and Executive Officer)

     (b)  Business Address:      22 Church Street
                                 P.O. Box HM 2026
                                 Hamilton HM HX
                                 Bermuda

     (c)  Principal occupation:  President, Boehringer Mannheim Group of Corange

     (d)                         No

     (e)                         No

     (f)  Citizenship:           German

                        AMENDMENT NO. 3 TO SCHEDULE 13D

     (a)  Name:                  Michael J. Drew (Director)

     (b)  Business Address:      22 Church Street
                                 P.O. Box HM 2026
                                 Hamilton HM HX
                                 Bermuda

     (c)  Principal occupation:  President, International Services Ltd.

     (d)                         No

     (e)                         No

     (f)  Citizenship:           Great Britain



     (a)  Name:                  Anthony Williams (Director)

     (b)  Business Address:      22 Church Street
                                 P.O. Box HM 2026
                                 Hamilton HM HX
                                 Bermuda

     (c)  Principal occupation:  Attorney

     (d)                         No

     (e)                         No

     (f)  Citizenship:           U.S.A.



Item 3.   Source and Amount of Funds or Other Consideration.

     The reporting person sold to the issuer 469,413 shares and surrendered unexercised a warrant to purchase an additional 250,000 shares for consideration of $2,132,141, payable on or before December 31, 1996.

Item 4.   Purpose of Transaction.

     The issuer and affiliates of the reporting person have agreed to restructure a strategic alliance between them, and in connection with such restructuring, the reporting person agreed to permit the issuer to repurchase the shares and cancel the warrant. While the reporting person has no present plans to do so, it may purchase additional warrants or

                        AMENDMENT NO. 3 TO SCHEDULE 13D

     shares or dispose of the warrants or shares it currently owns. The reporting person has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or a disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) the Act; or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a)  Aggregate number of shares
          beneficially owned by the
          reporting person:                0

          Percentage of Class:             0%

     (b)  None.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None

Item 7.   Material to be Filed as Exhibits.

  7.1. Securities Purchase Agreement among Corange International Ltd., International Remote Imaging Systems, Inc. and LDA Systems, Inc., a Delaware corporation, dated as of April 20, 1994*

                        AMENDMENT NO. 3 TO SCHEDULE 13D

  7.2 Form of Warrant Certificate for warrants to purchase 248,571 shares of Common Stock of International Remote Imaging Systems, Inc.*

  7.3 Form of Warrant Certificate for warrants to purchase 250,000 shares of Common Stock of International Remote Imaging Systems, Inc.*

  _______________________________
  *Previously filed.

                        AMENDMENT NO. 3 TO SCHEDULE 13D

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              October 3, 1996


                              /s/ William Petrovic
                              ----------------------------
                              William Petrovic
                              Treasurer, Corange International Limited

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).